Buenos Aires, March 6th, 2019

To:

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Ref.: Regulatory change. Modification in the remuneration scheme for power generation

I am writing to you in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company” or “Pampa”) in order to comply with regulations as per section 2, Chapter I Title XII (T.O. 2013) of the Comisión Nacional de Valores.

In this sense, we inform that the Secretariat of Renewable Resources and Electric Market has issued the Resolution N° 1/2019, in which revokes the SEE Resolution N° 19/17 and stipulates a new remuneration scheme for auto-generation, co-generation and generation agents registered in the Wholesale Electricity Market that don’t hold any power purchase agreements under special remuneration regimes.

The new remuneration regime is transitory until the needed regulatory mechanisms to normalize the electricity market are defined.

The Company is analyzing the impact of such modifications on its revenues, and assessing the next steps to safeguard its rights.

Sincerely,

María Agustina Montes

Head of Market Relations

Pampa Energía S.A.